August 15, 2005

Mail Stop 6010


Jeffrey H. Burbank
President and Chief Executive Officer
NxStage Medical, Inc.
439 Soiuth Union Street, 5th Floor
Lawrence, Massachusetts 01843

      Re:	NxStage Medical, Inc.
      Registration Statement on Form S-1
      Filed July 19, 2005
		File No. 333-126711

Dear Mr. Burbank:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range.

Prospectus Summary, page 1
2. In an appropriate place in your document, please identify your subsidiary and briefly describe the nature of its operations. Disclose the extent of your ownership interest in the subsidiary.
3. If true, please revise to clarify that although your system allows more than the typical three treatments per week, a customer`s decision to use your product may be influenced by the fact that current rules of the Centers for Medicare and Medicaid Services limit, absent medical justification, the number of treatments Medicare will reimburse to three per week. Explain that the adoption of your system may be slowed if Medicare contractors are unwilling to pay for the additional treatments.
4. Please provide independent support for the statistics cited throughout the Summary.
5. Please clarify whether the 141 patients mentioned in the fifth paragraph are home users. Also clarify the number of clinics through which you currently derive revenue; if these clinics are concentrated in one or a few geographic areas, please disclose those areas.

Summary Consolidated Financial Data, page 6

6. Please revise the pro forma balance sheet data to separately reflect the impact of the offering. We note that the current presentation combines the impact of the offering and the assumed conversion of your preferred stock. Please similarly revise your capitalization table on page 27.

Risk Factors, page 8

Ownership of dialysis clinics is highly concentrated..., page 11

7. With a view toward disclosure, please tell us the portion of your business derived from clinics that are subject to pending acquisitions by competitors.

We are subject to the risk of costly and damaging product liability claims..., page 12

8. Please revise to explain the circumstances leading to the two voluntary recalls and the product withdrawal. Disclose when these occurred and describe the reasons for the events.






We currently have obligations..., page 16

9. Please clarify how your operations could be materially affected by privacy laws. Likewise, in the next risk factor, please clarify what aspect of your operations put you at material risk of violating the anti-kickback laws.

Use of Proceeds, page 25

10. Please disclose the portion of the proceeds needed for each disclosed use based on currently available information.

Dilution, page 28

11. Disclose the material effect on the information presented in this section of exercise of options, warrants and other obligations to issue securities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

12. Since changes in your methodologies and assumptions could have a material impact upon your valuation of stock options in the financial statements, we believe that the following disclosures in MD&A would be helpful to an investor:

* The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

* The significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

* A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

* Disclose the valuation method used and the reasons why you choose that method.
13. Please revise to address briefly the nature of the third-party supply issue that caused you to suspend sales activity in 2002. Disclose how this issue was resolved and whether you believe a similar issue represents a material risk to your business today. Overview, page 32
14. Please clarify what an IDE study is and how you could commence commercial production before completion of the study and FDA review.
Revenues, page 33
15. Please expand your disclosure to describe the material terms of the monthly rental agreements for the rental of your System One for use in patient homes.

Research and Development, page 36

16. Clarify why you needed to design a new dialyzer.

Liquidity and Capital Resources, page 37

17. Please reconcile your notes payable of approximately $6 million in your table of contractual commitments to your long-term debt of approximately $4.5 million as shown in your December 31, 2004 balance sheet on page F-3.

Business, page 44

Overview, page 44
18. Revise to describe in greater detail the duration, nature and degree of preparation a patient would need to receive to operate your system. Disclose any costs to the patient.
19. Please tell us who conducted the surveys mentioned in the second paragraph, whether the surveys were commissioned by you, and how you ensured that they were scientific.

Market Opportunity, page 45
20. Please provide us with independent support for the industry data cited throughout this section.
21. Tell us how you compensate those who provide data for or endorse your products. Tell us about those individuals` interests in your company.
22. Please tell us, and provide, the evidence demonstrating that the risk of infection is higher among patients receiving in-center hemodialysis than among patients using home hemodialysis.

Designed for safety, page 51

23. Please tell us your experience with operator error and other safety concerns. Compare your rate of negative outcomes with competitive treatments.

Intellectual Property, page 55
24. Please revise to disclose the duration of the patents listed.

Competition, page 56

25. Describe your competitive position. For example, what is your position relative to your competitors based on the factors in the first bullet list on page 56? How does your product compare based on effectiveness of the treatment?

Manufacturing, page 57

26. Disclose the material terms of the agreements with your suppliers, including duration, termination provisions, and material obligations of the parties. Likewise, in an appropriate section of your document, disclose the material terms of the business associate agreements mentioned on page 16.

Food and Drug Administration, page 59

27. Disclose the dates of your material FDA clearances and the scope of those clearances.

Scientific Advisory Board, page 67

28. If the board serves a management role, please provide complete disclosure as required for other directors, such as the disclosure by
Regulation S-K Item 401. Otherwise, relocate the disclosure about the board to an appropriate section of your prospectus other than the
"Management" section.  Also ensure that the extent of the board`s
role is clear.   For example:
* How often do they meet?
* What is the extent of their obligations to you?
* What are your obligations to them?
* Do they have an equity interest?
* Are they the source of performance data regarding your product?

Option Exercises, page 72

29. Please disclose the year-end value of common stock used for the calculations in this table.

Principal Stockholders, page 76
30. Identify the individuals who beneficially own the shares held by the entities named in the table.

Related-Party Transactions, page 80

31. Please provide disclosure for the last three fiscal years.
See
Instruction 2 to Regulation S-K Item 404. We note, for example, the omission of a discussion of the 2002 revenue from Medisystems mentioned on page F-20.
32. Disclose the terms and effects of the stockholders agreement mentioned at the top of page 68. File the agreement as an exhibit.

Underwriting, page 95

33. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

	Also, in your discussion of your procedures, tell us how your
procedures ensure 	that the distribution complies with Section 5
of
the Securities Act.  In particular:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your issuer or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

	We may have further comment.

Reserved Shares, page 96

34. We note that the underwriters have reserved a certain number of
shares to be sold in this offering to directors, officers,
employees,
business associates and related persons.  Please provide us with the
following information:
* Please tell us the circumstances leading to the allotment of shares
being 	reserved, including the timing and content of all
communications with 	potential participants;
* Provide details on how the reserved share plan is being
conducted,
including 	how the prospective participants and the number of
reserved shares will be 	determined;
* Tell us whether purchasers are required to establish accounts with
the 	underwriters before the effective time, and, if so, whether
any
funds are 	deposited into any newly established brokerage
accounts before the effective 	date of the 	registration
statement;
* Tell us whether the procedures for the reserved shares differ from
the 	procedures	for the general offering to the public;
* We note that some of the persons who may purchase the shares are
also 	within the categories of persons described in Item 404
of
Regulation S-K.  	If applicable, please add the disclosure
required
by Item 404 in an 	appropriate place in your document; and
* Provide a copy of all written material used in connection with the
reserved 	share program and analyze how that material is
consistent
with Rule 134.

Price Stabilization, page 97

35. Please expand your disclosure to address the issues mentioned in
Section VIII.A.3 of the Division of Corporation Finance`s November 14, 2000 outline of Current Issues and Rulemaking Projects available on our web site at http://www.sec.gov/worddocs/cfcr112k.doc.

Other Relationships, page 98

36. Please provide more specific disclosure regarding the nature of the relationships and the compensation paid.

Consolidated Financial Statements, page F-1


37. Please update the financial statements and related information in your filing to comply with Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6


38. Please tell us how you determined the amount of the investment in field equipment for each period presented and whether this amount represents a non-cash transfer from inventory.

Note 1. Operations, page F-7


39. Please tell us why you refer the reader to Note 7 instead of Note
6 where the terms of conversion are disclosed. Please tell us and disclose the number of shares that may be issuable upon conversion due to the contingent conversion feature of the preferred stock.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10


40. Please tell us the significant terms of your various rental agreements and how you evaluated those terms in determining the type of lease arrangement and the related accounting for and measurement of the leased asset and revenue recognition.

41. Please tell us and disclose the nature of the services you provide and how you recognize and measure revenue related to these services, including clinical training. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation.

42. Please tell us and disclose how you account for the costs related to the equipment under the disposable-based program and tell us why.

43. With respect to your multiple element arrangements, please tell us and disclose, the contract elements permitting separate revenue recognition, describing how they are distinguished. Please also explain how you allocate contract revenue among the elements and your method of revenue recognition for each element.

Distribution Expenses, page F-11


44. Please tell us why you only charge distribution costs to operations if they are not charged to customers. Tell us and disclose how you accounted for shipping and handling costs billed to customers prior to 2004 and tell us how your accounting complies with
EITF 00-10.

Note 5. Financing Arrangements, page F-15

Debt, page F-15


45. Please tell us how you are accounting for the $650,000 balloon payment and why. Clarify whether this amount represents additional interest on the loan. Please also clarify the method you are using to amortize the value of the warrants to interest expense.


Future Maturities, page F-16


46. Please reconcile the total amount in the table of future maturities with your balance sheet on page F-3.

Conversion, page F-17


47. Please tell us and disclose how you are accounting for the contingent beneficial conversion feature of the Series F preferred stock in the event of an initial public offering and tell us why.

Note 7. Stock Options, page F-18


48. For options granted or issued during the 12 months prior to the date of the most recent balance sheet, please provide us with details of the significant factors contributing to the difference between the underlying fair value of those issuances and the price at which you sold your preferred stock during those periods.

49. Please provide the estimated IPO price or range when available.
If the difference between the IPO price and the fair value used to value stock, options and warrants granted or issued during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

50. Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

* Disclose who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.



Note 14. Subsequent Events, page F-23


51. Please tell us about your assessment of whether the issuance of
Series F-1 preferred stock included a beneficial conversion feature at the date of issuance. Please also tell us and disclose how you are accounting for the contingent beneficial conversion feature of the Series F-1 preferred stock and tell us why.

Recent Sales of Unregistered Securities, page II-2

52. Specify the date of your transactions, including the series F-
1
transaction.

Exhibits

53. We note your reference to a request for confidential treatment.
We will provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

      					Sincerely,



      					Russell Mancuso
      Branch Chief



cc(via facsimile) Mark. G. Borden, Esq.

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Jeffrey H. Burbank
NxStage Medical, Inc.
August 15, 2005
Page 1